Gresham Worldwide, Inc.

7272 E. Indian School Rd., Suite 540

Scottsdale, AZ 85251

May 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Gresham Worldwide, Inc.
Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-269737

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Gresham Worldwide, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-269737), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future Registration Statement or Registration Statements.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at jread@greshamww.com, with a copy to Michael Harris, Esq. of Nason, Yeager, Gerson, Harris & Fumero, P.A. via email at mharris@naonsyeager.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Michael Harris at (561) 686-3307 or mharris@nasonyeager.com.

Gresham Worldwide, Inc.

By: /s/ Jonathan Read
Jonathan Read, CEO

cc:	Michael D. Harris, Esq.